Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Viewbix Ltd.(1)	Israel
Emerald Medical Applications Ltd.(2)	Israel
VB Interactive Video Technologies Inc.(3)	Delaware
Gix Media Ltd.(4)	Israel
Cortex Ltd. (5)	Israel

(1)	Viewbix Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(2)	Emerald Medical Applications Ltd. is the wholly-owned subsidiary of Viewbix Inc.
(3)	VB Interactive Video Technologies Inc. is the wholly-owned subsidiary of Viewbix Ltd.
(4)	Following the consummation of that certain Agreement and Plan of Merger on September 19, 2022, with Gix Media Ltd. and Vmedia Merger Sub Ltd., an Israeli company and a previous wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged into Gix Media Ltd., with Gix Media Ltd. being the surviving entity and becoming a wholly-owned subsidiary of the Company.
(5)	Cortex Ltd. is a majority-owned subsidiary (80%) of Gix Media Ltd.